2400 Research Blvd. Suite 325 Rockville, MD 20850

February 1, 2006

Jim B. Rosenberg
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	U.S. Neurosurgical, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed April 13, 2005
Form 10-QSB for the Period Ended September 30, 2005
Filed November 14, 2005
File No. 000-26575

Dear Mr. Rosenberg,

In response to your letter of December 23, 2005 regarding File No. 000-26575 we are planning to take the following actions:

1.	We will file an Amendment No. 1 to the Form 10-K of U.S. Neurosurgical, Inc. (the “Company”) for the year ended December 31, 2004, revising the disclosures as follows:

	a.	The discussion of Liquidity and Capital Resources will be revised so that the Company’s obligations will be presented in a tabular format as required by Item 303(a) of Regulation S-K.

b.

Based on our review of Rule 15d-15(c), we will include a discussion in the amended filing consistent with the current version of this rule, noting that management of the Company evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by the report.

c.

Based upon our review of paragraph 26 of the Financial Accounting Standards Board’s Statement No.143, Accounting for Asset Retirement Obligations, we will restate the consolidated financial statements in order to reflect the cumulative effect of adopting FAS 143 in the statement of operations, rather than reflecting it directly within retained earnings. This will result in restatement of the consolidated statements of operations, consolidated statements of stockholders’ equity, consolidated statements of cash flows and notes A[1], E and M. Conforming changes will also made to the Selected Financial Data for 2003 presented in Item 6 of the Form 10-K/A and to the quarterly data presented in Item 8.

2.

We will re-filed our quarterly report for the period ended September 30, 2005 on Form 10-Q (replacing the previously filed Form 10-QSB). As indicated in the Explanatory Note, the only substantive change from the previous filing is the inclusion of disclosure about market risk in Item 3. We plan to enter the small business filing system in fiscal year 2006.

This submission includes the changed sections of each of the reports to be filed, redlined to highlight those changes to assist you in your review:

Attachment 1:	Changed sections of 2004 Annual Report on Form 10-K/A (without consolidated financial statements)

Attachment 2:	Changed sections to restated 2004 consolidated financial statements

Attachment 3:	Changed sections to Quarterly Report on Form 10-Q for the period ended September 30, 2005

In providing this information and in making the amended filings, we acknowledge that:

•	Our company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please feel free to contact me at (800) 990-0293 or agold@ghsusn.com.

Sincerely,

Alan Gold
President and Chief Executive Officer

2

ATTACHMENT 1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K/A
(Amendment No.1)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004	Commission File No. 0-26575

U.S. NEUROSURGICAL, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	52-1842411 (I.R.S. Employer Identification Number)

2400 Research Boulevard, Suite 325, Rockville, Maryland	20850
(Address of principal executive office)	(Zip Code)

Registrant’s telephone number, including area code:  (301) 208-8998
Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	Not Applicable

Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, par value $.01 per share

          Indicate by check mark whether the Registrant (1) has filed all reports required to be filed in Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve (12) months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES ☒                                 NO ☐

          Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K.

          The aggregate market value of Registrant’s Common Stock held by non-affiliates was approximately $150,000 on March 15, 2005, based upon the average of the bid and asked prices as reported on the OTC Bulletin Board.

          The number of shares of Registrant’s Common Stock, par value $.01 per share, outstanding as of March 15, 2005, was 7,697,185.

EXPLANATORY NOTE

          In response to a comment letter received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission, we have revised our disclosure in the following items of this Form 10-K:

          Item 7 – “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources,” and

          Item 14 – “Controls and Procedures”

          In addition, in response to comments from the staff, we have restated the consolidated financial statements in order to reflect the cumulative effect of adopting the Financial Accounting Standards Board’s Statement No. 143, Accounting for Asset Retirement Obligations, in the statement of operations for the year ended December 31, 2003, rather than reflecting it directly within retained earnings. This resulted in restatement of the consolidated statements of operations, consolidated statements of stockholders’ equity, consolidated statements of cash flows and notes E and M to reflect the $84,000 (net of income tax effect of $56,000) change in the results of operations of the Company. Conforming changes were also made to the Selected Financial Data for 2003 presented in Item 6 of the Form 10-K/A and to the quarterly data presented in Item 8. These changes affect only the results for the fiscal year ended December 31, 2003.

          We have not reevaluated our disclosure controls and procedures as of the date of this Amendment No. 1 or modified or updated other disclosures presented in the original report on Form 10-K. This Form 10-K/A does not reflect events occurring after the filing of the Form 10-K or modify or update those disclosures affected by subsequent events. Consequently, all other information is unchanged and reflects the disclosures made at the time of the original filing of the Form 10-K on October 3, 2005. Accordingly, this Form 10-K/A should be read in conjunction with our filings made subsequent to the filing of the original Form 10-K. With this Amendment No. 1 our Chief Executive Officer has also reissued his certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act.

ITEM 6.	SELECTED FINANCIAL DATA

Set forth below is the selected financial data pertaining to the financial condition and operations of the Company for the years ended December 31, 2000 through 2004. The latest financial statements of the Company are included in Item 14 in Part IV of this report. The information set forth should be read in conjunction with such financial statements and the notes thereto.

Year Ended
December 31,
(in thousands, except per share amounts)


	2004	2003	2002	2001	2000

		(As restated)

Operating Revenue	$2,403	$2,444	$2,639	$2,573	$2,575
Expenses:
Patient expense	780	820	930	1133	1,125
General and administrative	1384	1411	1386	1282	1,338
Interest expense	59	86	163	277	318
Cumulative effect of accounting method change (net of applicable income income tax of $56,000)		(84)
Net Income (loss)	123	(23)	98	120	(17)

Basic and diluted Income (loss) per common share:
Income before cumulative effect of accounting method change	$0.02	$0.00	$0.01	$0.02	$0.00
Cumulative effect of accounting method change			$(0.01)
Net income (loss)	$0.02	$0.00	$0.00	$0.02	$0.00

	December 31,
	2004	2003	2002	2001	2000

Balance Sheet Data:
Cash and cash equivalents	$511	$89	$88	$311	$286
Total assets	4,201	3,150	2,963	3,795	4,856
Long-term obligations	1,652	542	101	1,005	2,168
Stockholders equity (deficiency)	1,464	1,337	1,368	1,279	1,131

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion should be read in conjunction with the Financial Statements and Notes set forth elsewhere in this report.

Results of Operations

2004 Compared to 2003

          Patient revenue decreased 2% to $2,403,000 in 2004 compared to $2,444,000 in 2003. Patient expenses decreased 5% to $780,000 in 2004 from $820,000 in 2003. S,G & A decreased 2% to $1,384,000 in 2004 from $1,411,000 in 2003. Income from operations was $239,000 in 2004 compared to $213,000 in 2003. Interest expense declined 31% to $59,000 in 2004 from $86,000 in 2003. This was due to the paydown of principal on the Gamma Knife cobalt lease. In 2005, interest expense will increase due to the replacement of the Kansas City Gamma Knife with a newer model. As a result of the above, net income was $123,000 compared to $61,000 in 2003. The trends of the recent past lead us to believe that reimbursement will continue to remain at current levels.

2003 Compared to 2002

          Patient revenue declined 7% to $2,444,000 in 2003 as compared to $2,639,000. The decrease was mainly due to the reload of the cobalt source at our NYU site during the summer of 2003. The site was not available for use for about one month. Reimbursement continued at the same levels as the prior year. Patient expenses declined 12% to $820,000 from $930,000 in 2002. The decrease was due to decreased depreciation on the knives. Selling, general and administrative expense (S,G & A) increased 2% to $1,411,000 from $1,386,000 in the previous year. Interest expense declined 48% to 85,000 in 2003 from $160,000 in 2002. This was due to the payoff of the NYU Gamma Knife lease. As a result of the above the net income was $61,000 as compared to $98,000 in 2002.

          During 2003, the Company adopted FAS 143 and recorded asset retirement obligations of $200,000 based upon estimated amounts, consisting principally of removal of Gamma Knives and disposal of regulated materials and the restoration of facilities at NYU and RMC. The pro forma amount of the liability as of January 1, 2002 and December 31, 2002 would also approximate $200,000. Such liabilities have been measured using current information, current assumptions and current interest rates and have been recorded with a corresponding increase in the carrying value of the Gamma Knives. The Company is amortizing such costs over the lives of the respective useful lives from inception.


          Upon initial application of FAS 143, the Company has recognized $140,000 of accumulated depreciation and a deferred tax asset of $56,000 and a decrease in net income of $84,000 as the cumulative effect of the accounting method change during the year ended December 31, 2003. Application of the provisions of FAS 143 would have resulted in a decrease in net income of approximately $12,000 for the year ended December 31, 2002. If the Company had adopted this standard effective January 1, 2003, total assets, liabilities and accumulated deficit at the end of each of the first three quarters would have increased by $120,000, $200,000 and $80,000, respectively. In addition, amortization expense would be $1,000 higher in each of the first three quarters of 2003.


Liquidity and Capital Resources

          At December 31, 2004 the Company had a working capital surplus of $86,000 as compared to a working capital deficit of $359,000 at December 31, 2003. Cash and cash equivalents at December 31, 2003 were $511,000 as compared to $89,000 at December 31, 2003. Net cash provided by operating activities was $497,000 as compared with $992,000 for the same period a year earlier. Depreciation and amortization was $566,000 as compared to $779,000 in 2003. Accounts receivable increased $32,000 during the year as compared to an decrease of $142,000 in 2003. Accounts payable decreased by $159,000 during 2004 as compared to $21,000 in 2003. The Company paid its outstanding obligation of $100,000 with Elekta during 2004

          Net cash used in investing activities for the year ended 2004 was $1,071,000 as compared to $1,014,000 in the year ago period. The Company has made progress payments for $1,282,000 towards its new Gamma Knife and also resolved the $211,000 in escrow to pay its debt obligations.

          Net cash used in financing activites for the year ended December 31, 2004 was $996,000 as compared to $23,000 in 2003. The Company paid $1,014,000 towards its capital leases in 2004 as compared to $688,000 in 2003. The Company borrowed $2,010,000 for progress capital and cobalt reload purposes during 2004. The Company also retired 205,000 shares in 2004.

                    The following is a summary of the Company’s contractual obligations at December 31, 2004:


	Payments due by period

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Capital (Finance) Lease Obligations	1,919,000	467,000	1,452,000
Operating Lease Obligations	153,000	39,600	79,200	16,200	18,000
Asset retirement obligation	200,000			100,000	100,000
Total	2,272,000	506,400	1,531,800	116,200	118,000

Critical accounting policies:

Estimates and assumptions:

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Asset retirement obligations:

In June 2001, the Financial Accounting Standards Board (“FASB”), issued Statement No. 143, “Accounting for Asset Retirement Obligations,” (“FAS 143”) effective for the fiscal years beginning after June 15, 2002. Accordingly, the Company recorded liabilities for legal obligations associated with the retirement of tangible long-lived assets based the estimated fair value of such liabilities. The estimated costs of these obligations is capitalized as costs of the assets subject to the retirement obligations and amortized over the lives of the assets.

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          None

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

          The Financial Statements and Supplementary Data are listed under Item 14 in this Annual Report of Form 10-K and attached hereto.


	Quarter Ended

2004	31-Mar	30-Jun		30-Sep		31-Dec		Year

Revenue	529		774		637		463	$2,403
Income (Loss) from operations	40		246		85		(132)	239
Net Income (loss)	33		131		44		(85)	123
Basic and diluted Income per common share	$0.00		$0.02		$0.01	-$	0.01	$0.02

2003	31-Mar	30-Jun		30-Sep		31-Dec		Year

Revenue	835		550		490		569	$2,444
Income (Loss) from operations	257		(54)		(157)		167	213
Net Income (loss)	136		(41)		(110)		(8)	(23)
Basic and diluted Income per common share	$0.02	-$	0.01	-$	0.01		$0.00	$0.00

2002	31-Mar	30-Jun		30-Sep		31-Dec		Year

Revenue	746		638		660		595	$2,639
Income (Loss) from operations	196		69		64		(6)	323
Net Income (loss)	84		15		19		(20)	98
Basic and diluted Income per common share	$0.01		$0.00		$0.00		$0.00	$0.01

ITEM 14.	CONTROLS AND PROCEDURES.

          Management of the Company, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, the Company’s Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report for the information required to be disclosed by the Company in the reports it files or submits under the Securities Exchange Act of 1934, as amended, to be recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

          There have not been any changes in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended December 31, 2004 that have materially affected, or


are reasonably likely to materially affect, the Company’s internal control over financial reporting.


PART IV


ITEM 15.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a)	The following documents are filed as part of this report:


          All schedules have been omitted as the conditions requiring their filing are not present or the information required therein has been included in the notes to the financial statements.


(b)	Reports on Form 8-K

December 16, 2004

Notice of change in certifying public accountant

Exhibits

(a)	Form of Amended and Restated Certificate of Incorporation of U.S. Neurosurgical, Inc. (“USN”) (1)

(b)	Form of Amended and Restated Bylaws of USN (1)

(c)	Form of Stock Certificate of Common Stock (1)

(d)	Distribution Agreement dated May 27, 1999 between GHS, Inc. (“GHS”) and USN (1)

(e)	Tax Matters Agreement dated May 27,1999 betwwen GHS and USN (1)

(f)	Assignment and Assumption Agreement dated May 27, 1999 between GHS and USN (1)

(g)	Employment Agreement dated December 14,1984 betwwen USN and Alan Gold, as amended March 7, 1986 (incorporated by reference to Exhibit 10.3 of GHS’s Registration Statement No. 33-4532-W on form S-18)

(h)

Gamma Knife Neuroradiosurgery Equipment Agreement dated August, 1993 between Research Medical Center and USN (incorporated by reference to Exhibit 10h to GHS’s Quarterly Report or Form 10-Q for the quarter ended September 30, 1993).

(i)

Ground Lease Agreement dated August, 1993 between Research Medical Center and USN (incorporated by reference to Exhibit 10j to GHS’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1993).

(j)	LGK Agreement dated July 12, 1993 between Elekta Instruments, Inc. and USN (incorporated by reference to Exhibit 10k to GHS’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1993).

(k)	Agreement dated December 29, 1993 between USN and Elekta Instruments, Inc. (incorporated by reference to 10o to GHS’s 1994 Annual Report on Form 10-K).

(l)	Agreement dated August 1, 1996 between USN and DVI, Inc. (incorporated by reference 10j to GHS’s 1997 Annual Report on form 10-K).

(m)	Certifications of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

(n)	Gamma Knife Neuroradiosurgery Equipment dated as of November 26, 1996 betwwen New York University on behalf of New York University Medical Center and USN. (1)

(o)	List of Subsidiaries (1)

(1) Previously filed as an exhibit to the Form 10. Registration Statement of USN filed with the SEC on August 25, 1999.

SIGNATURES


          Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February __, 2006

U.S. Neurosurgical, Inc.
(Registrant)

	By	/s/ Alan Gold

Alan Gold
President and Chief Executive Officer and Principal Financial Officer

          Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


February __, 2006	/s/ Alan Gold

Alan Gold
President and Director
(Chief Executive Officer)

February __, 2006	/s/ William F. Leimkuhler

William F. Leimkuhler
Director

February __, 2006	/s/ Charles H. Merriman III

Charles H. Merriman III
Director

U.S. NEUROSURGICAL, INC. AND SUBSIDIARY

ATTACHMENT 2

CONSOLIDATED FINANCIAL STATEMENTS

(The following pages indicate the changes that will be made to restate the consolidated financial statements that will be included in the U.S. Neurosurgical, Inc. Form 10-K/A (Amendment No. 1)

U.S. NEUROSURGICAL, INC. AND SUBSIDIARY

Consolidated Statements of Operations

	Year Ended December 31,

	2004	2003	2002

	(Restated
	Note A[1] )

Revenue (Notes B and C)	$2,403,000	$2,444,000	$2,639,000

Costs and expenses:
Patient expenses	780,000	820,000	930,000
Selling, general and administrative	1,384,000	1,411,000	1,386,000

	2,164,000	2,231,000	2,316,000

Income from operations	239,000	213,000	323,000

Interest expense	(59,000)	(86,000)	(163,000)
Interest income	3,000	1,000	3,000

	(56,000)	(85,000)	(160,000)

Income before income taxes and cumulative effect of accounting method change	183,000	128,000	163,000
Provision for income tax	(60,000)	(67,000)	(65,000)

Income before cumulative effect of accounting method change	123,000	61,000	98,000
Cumulative effect of accounting method change (net of applicable income tax of $56,000)	—	(84,000)	—

Net income (loss)	$123,000	$(23,000)	$98,000

Basic and diluted net income (loss) per share:

Income before cumulative effect of accounting method change	$0.02	$0.01	$0.01
Cumulative effect of accounting method change	—	(0.01)	—

Net income (loss)	$0.02	$—	$0.01

Weighted average common shares outstanding	7,767,100	7,791,555	7,796,645

See notes to consolidated financial statements	F-5

U.S. NEUROSURGICAL, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity (Restated Note A[1])

	Shares	Amount	Capital	Deficit	Shares	Amount	Total

Balance - January 1, 2002	7,866,185	$79,000	$2,808,000	$(1,608,000)	—	$—	$1,279,000
Purchase of 114,000 shares of treasury stock	—	—	—	—	(114,000)	(9,000)	(9,000)
Net income for the year ended December 31, 2002	—	—	—	98,000	—	—	98,000

Balance - December 31, 2002	7,866,185	79,000	2,808,000	(1,510,000)	(114,000)	(9,000)	1,368,000
Purchase of 90,000 shares of treasury stock	—	—	—	—	(90,000)	(8,000)	(8,000)
Net loss for the year ended December 31, 2003	—	—	—	(23,000)	—	—	(23,000)

Balance - December 31, 2003	7,866,185	79,000	2,808,000	(1,533,000)	(204,000)	(17,000)	1,337,000
Retirement of treasury stock	(204,000)	(2,000)	(15,000)	—	204,000	17,000	—
Issuance of common stock as compensation	35,000	—	4,000	—	—	—	4,000

Net income for the year ended December 31, 2004	—	—	—	123,000	—	—	123,000

Balance - December 31, 2004	$7,697,185	$77,000	$2,797,000	$(1,410,000)	$—	$—	$1,464,000

See notes to consolidated financial statements	F-6

U.S. NEUROSURGICAL, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

	Year Ended December 31,

	2004	2003	2002

	(Restated
	Note A[1] )
Cash flows from operating activities:
Net income (loss)	$123,000	$(23,000)	$98,000
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of accounting method change for asset retirement obligations	—	84,000	—
Issuance of stock as compensation	4,000	—	—
Depreciation and amortization	566,000	779,000	912,000
Deferred income tax provision	14,000	41,000	33,000
Changes in:
Accounts receivable	(32,000)	142,000	(113,000)
Accounts receivable - stockholder	39,000	13,000	(79,000)
Other current assets	(55,000)	(26,000)	(65,000)
Accounts payable and accrued expenses	(159,000)	(21,000)	(33,000)
Other current liabilities	(3,000)	3,000	(20,000)

Net cash provided by operating activities	497,000	992,000	733,000

Cash flows from investing activities:
Property and equipment	—	(803,000)	—
Progress payments - RMC Gamma Knife	(1,282,000)	—	—
Decrease (increase) in cash held in escrow	211,000	(211,000)	(1,000)

Net cash used in investing activities	(1,071,000)	(1,014,000)	(1,000)

Cash flows from financing activities:
Repayment of capital lease and loan obligations	(1,014,000)	(688,000)	(946,000)
Cash received on financing of equipment	2,010,000	719,000	—
Purchase of treasury stock	—	(8,000)	(9,000)

Net cash used in financing activities	996,000	23,000	(955,000)

Net change in cash and cash equivalents	422,000	1,000	(223,000)
Cash and cash equivalents - beginning of year	89,000	88,000	311,000

Cash and cash equivalents - end of year	$511,000	$89,000	$88,000

Supplemental disclosures of cash flow information:
Cash paid for:
Interest	$59,000	$86,000	$158,000

See notes to consolidated financial statements	F-7

U.S. NEUROSURGICAL, INC. AND SUBSIDIARY

NOTE A - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES


[1]	Basis of preparation and restatement:

U.S. NeuroSurgical, Inc. (“USN”) owns and operates stereotactic radiosurgery centers, utilizing the Gamma Knife technology. U.S. NeuroSurgical Physics, Inc. (“USNP”) administers the billing and collection of the fees charged by the physicist who operates the Kansas City gamma knife. USN and USNP are collectively referred to herein as the Company. The Company was a wholly owned subsidiary of GHS, Inc. (“GHS”), a publicly owned company. Effective May 27, 1999, GHS transferred its investment in USNP to USN. On May 20, 1999 the Board of Directors of USN authorized a stock split of USN’s common stock which resulted in the number of outstanding shares of USN common stock equaling the number of shares of GHS common stock outstanding on the date of the spin-off. The Board of Directors of GHS resolved to distribute and the Company did distribute such common shares to its own stockholders on a one-to-one basis in a spin-off transaction. Immediately following the spin-off, USN became a publicly held company.

The consolidated financial statements include the accounts of USN and USNP. Intercompany transactions and balances have been eliminated.

We have restated the consolidated financial statements in order to reflect the cumulative effect of adopting the Financial Accounting Standards Board’s Statement No. 143, Accounting for Asset Retirement Obligations, in the statement of operations for the year ended December 31, 2003, rather than reflecting it directly within retained earnings. This resulted in restatement of the consolidated statements of operations, consolidated statements of stockholders’ equity, consolidated statements of cash flows and notes E and M to reflect the $84,000 (net of income tax effect of $56,000) change in the results of operations of the Company.

Year ended December 31, 2003
As previously reported:

Net income	$61,000

Net income per share	$0.01

As restated:

Income before cumulative effect of accounting method change	$61,000

Cumulative effect of accounting method change (net of applicable income tax of $56,000)	(84,000)

Net (loss)	$(23,000)

Net income (loss) per share:

Income before cumulative effect of accounting method change	$0.01

Cumulative effect of accounting method change	(0.01)

Net (loss)	$0.00

NOTE E – ASSET RETIREMENT OBLIGATIONS

During 2003, the Company adopted FAS 143 and recorded asset retirement obligations of $200,000 based upon estimated amounts, consisting principally of removal of Gamma Knives and disposal of regulated materials and the restoration of facilities at NYU and RMC. The pro forma amount of the liability as of January 1, 2002 and December 31, 2002 would also approximate $200,000. Such liabilities have been measured using current

U.S. NEUROSURGICAL, INC. AND SUBSIDIARY

information, current assumptions and current interest rates and have been recorded with a corresponding increase in the carrying value of the Gamma Knives. The Company is amortizing such costs over the lives of the respective useful lives from inception.


Upon initial application of FAS 143, the Company has recognized $140,000 of accumulated depreciation and a deferred tax asset of $56,000 and a decrease in net income of $84,000 as the cumulative effect of the accounting method change during the year ended December 31, 2003. Application of provisions of FAS 143 would have resulted in a decrease in net income of approximately $12,000 for the year ended December 31, 2002.


NOTE M – QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations:

Basic and diluted income per common share	$0.00	$0.02	$0.01	$-0.01

2003
Revenue	835	550	490	569
Income (loss) from operations	257	(54)	(157)	167
Income (loss) before cumulative effect of accounting method change	136	(41)	(110)	76
Cumulative effect of accounting method change	—	—	—	(84)
Net income (loss)	136	(41)	(110)	(8)
Basic and diluted income per common share	$0.02	$-0.01	$-0.01	$0.00

ATTACHMENT 3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q


☒ QUARTERLY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2005
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
EXCHANGE ACT
For the transition period from               to               .

Commission file number: 0-15586

U.S. Neurosurgical, Inc.
(Exact name of small business issuer as specified in its charter)

Delaware	52-1842411
(State of other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

2400 Research Blvd, Suite 325, Rockville, Maryland 20850
(Address of principal executive offices)

(301) 208-8998
(Issuer’s telephone number, including area code)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accerated filer or a non-accelerated filer. See definition of “accelerated filer and large accerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐          Accerated filer  ☐          Non-accelerated filer  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).           Yes  ☐    No  ☒

As of November 4, 2005, there were outstanding 7,697,185 shares of the registrant’s Common Stock. $.01 par value.

EXPLANATORY NOTE

This Form 10-Q for the quarter ended September 30, 2005 is being filed to replace the Form 10-QSB for the quarter ended September 30, 2005 (the “Original Report”), which would have changed the issuers reporting category to that of a small business issuer during its fiscal year, inconsistent with Regulation S-B under the Securities Exchange Act of 1934.

The only change from the content of the Original Filing is the addition of the disclosures under Item 3 - Quantitative and Qualitative Disclosures About Market Risk.

Except to the extent expressly set forth herein, this Form 10-Q speaks as of the original filing date of the Original Report and has not been updated to reflect events occurring subsequent to the original filing date.

2

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

           Market risk represents the risk of loss that may impact the Company’s financial position due to adverse changes in financial market prices and rates. Market risk exposure is primarily a result of fluctuations in interest rates. The Company does not hold or issue financial instruments for trading purposes.

          The Company has exposure to market rate risk for changes in interest rates related to the interest income on our cash, cash equivalents, and short-term investments, but we believe that the impact of these fluctuations does not have a material effect on our financial position due to the short-term nature of any such investments. The obligations under the Company’s capital lease and its loans payable are based on fixed interest rates and thus the amounts due under these instruments do not fluctuate with changes in market prices and rates.

3